650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 8, 2019

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Maxwell Technologies, Inc.
Schedule TO-T/A filed by Tesla, Inc.
Filed April 30, 2019
File No. 005-34398

Ladies and Gentlemen:

On behalf of our client, Tesla, Inc. (“Tesla” or the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 6, 2019, relating to the above-referenced Tender Offer Statement on Schedule TO-T (the “Schedule TO”). We are concurrently submitting via EDGAR this letter and a revised Schedule TO-T (“Amendment No. 6”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 6.

Amendment No. 5 to Schedule TO

Item 10. Financial Statements

1.

Item 1010(b) of Regulation M-A, by its terms, only requires a presentation of specified pro forma financial information “if material.” By incorporating by reference the information set forth in the section titled “Comparative Historical and Pro Forma Per Share Data” within the associated Prospectus/Offer to Exchange, Tesla has created the impression that such information may be material. Please provide us with a brief analysis explaining whether or not Tesla has concluded that the information required by Item 1010(b) is material or if it is has voluntarily included select pro forma information.

The Company advises the Staff that it does not believe the pro forma financial information contemplated by Item 1010(b) of Regulation M-A is material to a decision of a stockholder of Maxwell Technologies, Inc. (“Maxwell”) regarding whether to tender shares of Maxwell common stock in exchange for shares of the Company’s common stock, and was only included in previous submissions of the Schedule TO on a voluntarily basis as supplemental disclosure.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

May 8, 2019

The Company notes that Rule 14d-1(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that, unless the context otherwise requires or as defined therein, terms have the same meanings as in the Exchange Act and in Rule 12b-2 promulgated thereunder. Accordingly, the term “material” has the same meaning given to such term in Rule 12b-2 of the Exchange Act. Pursuant to Rule 12b-2, when used to qualify a requirement for the furnishing of information as to any subject (e.g., the pro forma financial information contemplated by Item 1010(b)), information is “material” if there is a substantial likelihood that a reasonable investor would attach importance to such information when determining whether to buy or sell securities. In this regard, the Company has analyzed the transaction contemplated by the Schedule TO under Rule 3-05 of Regulation S-X, as well as Article 11 of Regulation S-X, and determined that the transaction is neither significant nor material to the Company as those terms are defined therein. Given that the entire transaction contemplated by the Schedule TO is not material to the Company under those rules and regulations, the Company does not believe there is a substantial likelihood that a Maxwell stockholder would attach any importance to the pro forma information contemplated by Item 1010(b) in relation to the transaction when determining whether to accept the Company’s exchange offer since they will become stockholders of the Company by virtue of successful completion of the negotiated terms of the transaction. Accordingly, the Company has elected not to provide such pro forma financial information in accordance with the terms of Item 1010(b).

2.

At present, the information disclosed does not appear to satisfy the requirements codified under Item 1010(b) which apply separately from any disclosure requirements in the associated Form S-4. To the extent the pro forma financial information required by Item 1010(b) is material, please direct us to where we can find such information and/or disclose the required information. Conversely, if Tesla has concluded that the information required under Item 1010(b) is immaterial, please amend the Schedule TO to remove the implication that Tesla has conceded the materiality of such information.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 6 to remove (b) of Item 10. Financial Statements.

* * * *

Please direct any questions regarding the Company’s responses or Amendment No. 6 to me at (415) 947-2011 or mringler@wsgr.com.

Securities and Exchange Commission

May 8, 2019

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael S. Ringler

Michael S. Ringler

cc:	Jonathan A. Chang, Tesla, Inc.

M. Yun Huh, Tesla, Inc.

Rakhi I. Patel, Tesla, Inc.

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati P.C.